Exhibit 99.1

PRESS RELEASE WWW.CONTINENTALENERGY.COM OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Firms Up Bengara-II Block 2009 Work Plans

JAKARTA – March 31, 2009 - Continental Energy Corporation (OTCBB: CPPXF) today announced that it has received approval from the Indonesian government for an extension of additional time under the Bengara-II PSC until 4 December 2011 to more fully appraise, assess, and justify the economic feasibility of commercial development of the Bengara-II Block, onshore Kalimantan, Indonesia. The approval follows an earlier one-year extension through 2009, and was granted in response to a request by Continental's 18% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”), to appraise promising oil indications on and adjacent to the Seberaba prospect revealed in a 2007 drilling program, as well as conduct appraisal work on the Makapan gas/condensate discovery on the Bengara-II Block.

CGB2 has also submitted, to the Indonesia government,  a work program and budget for 2009 designed to provide needed seismic definition of the Makapan structure and the Seberaba structure with the objective of enabling completion of a plan of development ("POD") for either or both projects. At any time that CGB2 determines commercial development of either Makapan or Seberaba is justified, CGB2 may submit a POD for the first oil or gas field in the block. Upon approval of such POD by government authorities then the Bengara-II Block will be held for its full 30-year term through 4 December 2027.

CGB2's 2009 work plans call for conducting a total of 120 square kilometers of 3D seismic and 844 line kilometers of 2D seismic at an estimated acquisition cost of US$ 28,500,000. The primary objective of this seismic acquisition work program is to delineate and assess both the Seberaba and Makapan structures. A portion of the 2D program is intended to provide additional definition of other exploration prospects in the Bengara II Block, including the Galiadap structure underneath the "oil lake" seep in the southern region.

 A portion of both the 3D seismic program and the 2D program shall be conducted in the logistically difficult and higher cost marine/terrestrial "transition zone" between the Makapan structure's shallow marine offshore setting and the onshore setting of the Seberaba structure. The northeastern and eastern portions of the Bengara-II block are located offshore in the Sulawesi Sea and the Bulungan River delta.

The Seberaba structure include areas surrounding the Seberaba-1 and 3 wells which both encountered shows and tested oil during CGB2's 2007 drilling program. Conclusive testing of both wells was hampered by mechanical problems and formation damage.

The Makapan structure was drilled in 1988 and tested 19.5 million cubic feet per day of gas together with 602 barrels per day of condensate on a 7/8” choke with 1,215 psi wellhead flowing pressure and 2,371 psi bottom hole flowing pressure from a 12.5-meter perforation interval across an 11-meter thick pay sand at a depth of 1,900 meters.

CGB2 is eyeing a joint development of Makapan gas with Seberaba oil to achieve economies of scale and provide a gas source for fuel, pressure maintenance, and artificial lift of oil. CGB2 expects to commence the 2009 seismic program in mid-year and complete by early 2010. Appraisal drilling is expected to commence in 2010 after results of the 2009 seismic are evaluated.

Under the terms of its 2006 farm out and shareholders agreement with CNPC (Hong Kong) Ltd., Continental is carried and is not obliged to provide its 18% share of the costs of the 2009 work program expenditures which are to be arranged or provided by CGB2 independently or by CNPC (Hong Kong) Ltd.

On behalf of the Company,

Richard L. McAdoo

Chairman & CEO

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.